UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 8

HEICO CORPORATION
(Name of Issuer)

Common Stock, $.01 par value per share
Class A Common Stock, $.01 par value
(Title of Classes of Securities)

Common Stock - 422806 10 9
Class A Common Stock - 422806 20 8
(CUSIP Numbers)

Charles J. Rennert, Esq.
Rennert Vogel Mandler & Rodriguez, P.A.
100 SE 2nd Street, Suite 2900
Miami, Florida 33131
(305) 577-4171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2020*
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Amendment No. 8 (the “Amendment”) amends and restates and updates the information contained in the Statement on Schedule 13D dated September 30, 1991 and amended on February 28, 1992, March 10, 1992, August 20, 1992, September 21, 1992, October 15, 1993, October 26, 1993 and October 28, 1993, by Dr. Herbert A. Wertheim (the “Reporting Person”) relating to the Common Stock of HEICO Corporation (the “Company”).

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 1 of 5

1		NAME OF REPORTING PERSONS Dr. Herbert A. Wertheim
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares of Common Stock 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 4,110,265 shares of Common Stock (1) 6,524,492 shares of Class A Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,110,265 shares of Common Stock (1) 6,524,492 shares of Class A Common Stock (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,265 shares of Common Stock (1) 6,524,492 shares of Class A Common Stock (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59 % of Common Stock 8.11 % of Class A Common Stock
14		TYPE OF REPORTING PERSON (See Instructions) IN

1)
Includes the following shares of Common Stock over which the Reporting Person has both shared voting and shared dispositive power : (i) 9,533 shares held directly by Brookhill Consultants Limited, a Bahamas corporation (“Brookhill”); (ii) 15,733, 2,382, 2,382, 2,382 and 2,382 shares held directly by the Erica Wertheim Zohar Living Trust, (the “Erica Trust”), the Alexa Ava Zohar Living Trust, the Elan Wertheim Zohar Living Trust, the Ethan Brumer Living Trust, and the Julia Sophie Brumer Living Trust, respectively; (iii) 90,595 shares held directly by the Dr. Herbert and Nicole Wertheim Family Foundation, Inc.(the “Wertheim Family Foundation”); and (iv) 3,984,876 shares held directly by the Dr. Herbert A. Wertheim Trust (the “HAW Trust”).

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 2 of 5

2)
Includes the following shares of Class A Common Stock over which the Reporting Person has both shared voting and shared dispositive power: (i) 114,231 shares held directly by Nicole Wertheim, the Reporting Person’s wife; (ii) 3,814,696 shares held directly by Brookhill; (iii) 969,618 shares held directly by Brookhill Trust; (iv) 32,371 shares held directly by the Erica Trust; (v) 20,926 shares held directly by The Wertheim Irrevocable Trust #1; (vi) 644,057 shares held directly by the Wertheim Family Foundation; and (vii) 928,593 shares held directly by the HAW Trust.

EXPLANATORY NOTE

This Amendment No. 8 (the “Amendment”) amends and restates and updates the information contained in the Statement on Schedule 13D dated September 30, 1991 and amended on February 28, 1992, March 10, 1992, August 20, 1992, September 21, 1992, October 15, 1993, October 26, 1993 and October 28, 1993, by Dr. Herbert A. Wertheim (the “Reporting Person”) relating to the Common Stock of HEICO Corporation (the “Company”).

ITEM 1. SECURITY OF THE ISSUER.

This Statement relates to the Common Stock, par value $.01 per share of the Company (“Common Stock”), and Class A Common Stock, par value $.01 per share of the Company (“Class A Common Stock”). The address of the principal executive office of the Company is 3000 Taft Street, Hollywood, Florida 33021.

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Common Stock and Class A Common Stock are entitled to receive, as and if declared by the Company’s Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

ITEM 2. IDENTITY AND BACKGROUND.

The following sets forth the Reporting Person’s: a) name; b) residence or business address; c) present principal occupation or employment and the name, principal business and address of any corporation or other organizations in which such employment is conducted; d) whether or not, during the last five years, such Reporting Person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); e) whether or not, during the last five years, such Reporting Person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was, or is, subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and f) citizenship.

1.    (a)    Dr. Herbert A. Wertheim
(b)    4470 SW 74th Avenue
Miami, Florida 33155
(c)    Chairman and CEO, Brainpower Incorporated
4470 SW 74th Avenue
Miami, FL 33155

(d)    No.
(e)    No.
(f)    United States.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 3 of 5

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock and shares of Class A Common Stock purchased by the Reporting Person and described in this Schedule 13D were purchased between September 1991 and May 2009, with personal funds in open market purchases. Additional shares of Common Stock and shares of Class A Common Stock were acquired by the Reporting Person through stock dividends/splits that were declared and paid by the Company between July 1995 and June 2018.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock and the shares of Class A Common Stock for investment purposes. The Reporting Person has no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.

Subject to availability of shares at prices deemed favorable by the Reporting Person, the Reporting Person may acquire additional shares of Common Stock and Class A Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise by means of personal funds of the Reporting Person or working capital of such entities described in Item 5 of this Amendment No. 8 to Schedule 13D.

Depending on prevailing conditions and the Reporting Person’s evaluation of the factors described above, the Reporting Person also may determine to sell, in the open market, in privately negotiated transactions with third parties or otherwise, or donate, all or part of the shares of Common Stock and Class A Common Stock referenced hereby, depending on the course of action that the Reporting Person pursues with regard to his investments and philanthropic endeavors generally, the price of shares of Common Stock and Class A Common Stock, market conditions and other factors and may, at any time and from time to time, engage in hedging or similar transactions with respect to the shares of Common Stock and the shares of Class A Common Stock.

In October 2015, the Reporting Person caused 270,000 shares of Class A Common Stock beneficially owned by him to be donated to the University of Florida (225,000 shares) and Florida International University (45,000 shares).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in Items 7-11 of each Reporting Person’s cover page, including the applicable footnotes, is incorporated by reference herein. The ownership percentages set forth on such cover pages has been calculated based on 54,142,746 shares of Common Stock outstanding as of December 19, 2019 and 80,359,982 shares of Class A Common Stock outstanding as of December 19, 2019 .

As of January 31, 2020, the Reporting Person beneficially owns in the aggregate (i) 4,110,265 shares of Common Stock, or approximately 7.59 % of the outstanding shares of Common Stock based upon 54,142,746 shares of Common Stock outstanding as of December 19, 2019; and (ii) 6,524,492 shares of Class A Common Stock or approximately 8.11 % of the outstanding shares of Class A Common Stock based upon 80,359,982 shares of Class A Common Stock outstanding as of December 19, 2019.

(b) The information set forth in Items 7-11 of the Reporting Person’s cover page, including the applicable footnotes, is incorporated by reference herein.

(c) The Reporting Person has not effected any transactions in the Common Stock or Class A Common Stock during the past 60 days. All of the shares of Common Stock and shares of Class A Common Stock owned by the Reporting Person were (i) purchased by the Reporting Person; or (ii) acquired through the issuance of shares pursuant to stock dividends declared and paid by the Company.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 4 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020	/s/ Herbert A. Wertheim
Herbert A. Wertheim

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 5 of 5